FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS & BURKHARDT AG
2012 INTERIM RESULTS

· Operating profit of €116.7m for the first half of 2012 was 2.4% lower but broadly in line with the comparable period in 2011 (€119.5m).

· Net profit of €80.5m, 5.6% lower than the first half of 2011 (€85.3m)

· Strong growth in net interest income, up 20% to €89.2m for the first half of 2012 (first half of 2011: €74.4m).

· Net fee income of €190.9m was lower than in the first half of 2011 (€197.1m).

· Strong increase in net trading income, up 57% to €112.3m (first half of 2011: €71.5m).

HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus') reported a satisfactory result in a difficult market environment in the first half of 2012. Operating profit of €116.7m was 2.4% lower than in the comparable period of 2011 (€119.5m). The fall was due to reduced fee income from lower customer securities transaction volumes and higher administrative expenses. Net profit of €80.5m was 5.6% lower than in the first half of 2011 (€85.3m).

These results underline the bank's solid performance against the backdrop of the ongoing European debt crisis in an increasingly difficult economic environment. The business model, which focuses on Corporate Banking, Institutional Clients and Private Banking segments, supported by risk-aware trading, continues to be successful.

The bank retains the highest Fitch rating of the German private commercial banks, as confirmed in April 2012, of 'AA'.

Financial commentary
Net interest income showed a very favourable trend in the first half of 2012 with a 19.9% increase to €89.2m (first half of 2011: €74.4m). This growth is attributable mainly to higher volumes of loans and advances. The bank also further increased financial assets as a liquidity cushion.

Net loan impairment and other credit risk provisions recorded a release of €1.3m (first half of 2011: €12.3m release). An increase in collectively assessed impairments was more than offset by releases of individual impairments against a small number of exposures.

Net fee income declined 3.1%, from €197.1m in the comparable period in 2011, to €190.9m. In the securities business, reduced customer demand was evident in the capital markets, particularly with respect to lower volumes of equity capital markets transactions. However, in the debt capital markets and structuring businesses, as well as in the foreign exchange and derivatives businesses, performance was satisfactory.

There was a strong increase in net trading income of 57.1% to €112.3m (first half of 2011: €71.5m). This increase is primarily due to a one-off gain in equity trading. Weaker customer demand in the general uncertain economic environment depressed trading revenue from equities and equity/index-linked certificates. However, the bank was able to significantly increase revenues from the fixed income and interest rate derivatives business.

Administrative expenses increased by 9.5% to €270.6m (first half of 2011: €247.2m) mainly due to a one-off restructuring provision in respect of an organisational efficiency programme. The moderate decline in the workforce, from this programme, should lead to lower expenses in the second half of 2012. The benefits from other efficiency measures introduced in the first half of 2012 have already had a positive impact on reducing administrative expenses.

Income from financial assets improved 12.2% to €4.6m (first half of 2011: €4.1m). Impairments of investments in the real estate sector were more than offset by higher gains on disposals of securities and release of impairments against financial securities.

HSBC Trinkaus' total assets increased by 10.0% compared to the end of 2011, to €22.7bn (31 December 2011: €20.6bn). Over 50% of assets are funded by customer deposits, which remain the bank's most important source of funding. This underlines the confidence clients continue to place in the bank's business model. The bank maintained its strong liquidity position throughout the first half of 2012. HSBC Trinkaus' capital ratio stands at 14.9% compared with 15.0% at the end of 2011. Its core tier 1 ratio is 11.5% and includes no hybrid capital component (31 December 2011: 11.5%). The bank already meets the higher capital requirements under Basel III with sufficient capital to allow for further business expansion.

Business segment information
The Corporate Banking segment was able to improve its results further, confirming the success of the bank's growth strategy, which focuses on this segment. The results of the Institutional Clients business were slightly higher than in the first half of 2011, while the Private Banking segment recorded a decline in its results. Both of these segments were impacted by lower levels of client-led business activity in the uncertain economic environment. The Global Markets segment increased its result significantly, benefiting from a one-off gain in equity trading.

Outlook
Through its diversified business model and strong capital base, HSBC Trinkaus is positioned strongly to pursue its aim of gaining market share in all business segments during 2012. The bank's medium-term goal continues to be to grow its business efficiently, focusing in particular on expanding its share of business with internationally-operating companies. The international products and services available through the bank's membership of the HSBC Group provide opportunities to add value for all customer groups.

If the eurozone crisis deteriorates further, or there is a slowdown in the German economy, the level of loan impairment charges may rise. The bank considers it is well positioned to face such challenges.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at
steffen.poerner@hsbctrinkaus.de

Notes to editors:

1. HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its more than 227-year-old tradition as a trusted advisor to its clients. It is one of Germany's leading banks and a member of the HSBC Group, one of the world's largest banking and financial services organisations. HSBC Trinkaus' particular strength lies in its detailed knowledge of the international markets, mainly the emerging markets, and in its global network which helps its clients grasp international opportunities. With more than 2,500 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €22.7bn and €138.8bn in funds under management and administration and a long-term 'AA' issuer rating unchanged since December 2007, the bank has the highest Fitch rating of any of the German private commercial banks. The bank's central target groups are corporate clients, institutional clients and wealthy private clients. (Figures as at 30 June 2012).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 01 August 2012